Mail Stop 3561
                                                           July 19, 2018

Via E-mail
Brian Jackson
Manager
Esoteric Brewing Company, LLC
3713 Charloe Ct.
Cincinnati, OH 45227

       Re:       Esoteric Brewing Company, LLC
                 Amendment No. 3 to the Offering Statement on Form 1-A Filed July 6, 2018
                 File No. 024-10830

Dear Mr. Jackson:

       We have reviewed your amended offering statement and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2018 letter.

Use of Proceeds, page 10

   1. We note your response to comment 4. Please revise your disclosures throughout to discuss how the amount and use of proceeds will be affected if you only sell 25%, 50%
      and 75% of the shares being offered.

Esoteric Brewing Company LLC Financial Statements

   2. We note that you have omitted the financial statements and the related independent auditor's reports on the financial statements that were previously included in your amended Form 1-A registration statement from the amendment filed on July
6,
      2018. Please revise to include these required financial statements and the related audit
 Brian Jackson
Esoteric Brewing Company, LLC
July 19, 2018
Page 2

         reports in any future amendments to your Form 1-A registration statement. Refer to the
         Instructions to Part F/S to Form 1-A.

Exhibit 11.1 Consent of Independent Auditor

      3. The consent of the independent auditor does not reference the correct audit report dates which are April 20, 2018 and May 22, 2018. Please revise to include a currently dated consent of the independent auditor which references the correct audit report dates.

       You may contact Linda Cvrkel at (202) 551-3813 or Craig Arakawa at (202) 551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.



                                                              Sincerely,

                                                              /s/ Pamela Howell
                                                              for

                                                              John Reynolds
                                                              Assistant
Director
                                                              Office of
Beverages, Apparel, and
                                                              Mining
cc:      Anthony R. Robertson, Esq.
         Graydon